

December 28, 2011

Via E-mail
Lazarus Rothstein
Executive Vice President and General Counsel
China Direct Industries, Inc.
431 Fairway Drive, Suite 200
Deerfield Beach, Florida 33441

> **Re:** **China Direct Industries, Inc.**
> **Schedule 14A**
> **Filed October 18, 2011**
> **Response dated November 28, 2011**
> **File No. 001-33694**

Dear Mr. Rothstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

1. We partially reissue comment two of our letter dated November 15, 2011. We note your correspondence dated November 28, 2011, but it remains unclear why you believe you are not required to provide the non-financial disclosure required by Item 14(c)(2) of Schedule 14A. Please advise why you believe you are not required to disclose such information with respect to the target companies or revise the preliminary proxy statement accordingly.

2. Please revise the preliminary proxy statement in accordance with your responses to the remainder of the comments in our letter dated November 15, 2011. We may have further comment.

　　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　　Please contact Adam Turk at (202) 551-3675 or Jim Lopez at (202) 551-3536 with any questions.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　/s/ James Lopez (for)

　　　　　　　　　　　　　　　　　John Reynolds
　　　　　　　　　　　　　　　　　Assistant Director